February 24, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Larry Spirgel, Assistant Director
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Spirgel:

Re:	Tropic International Inc.
Registration Statement on Form S-1
Filed January 21, 2014
File No. 333-193452

I am the President of Tropic International Inc. (the “Company”) and submit this letter pursuant to a comment letter from the Securities and Exchange Commission (the “SEC”) dated February 14, 2014. My response is as follows, with capitalized terms used but not otherwise defined herein having the meanings ascribed to them in the registration statement:

General

1.	We note that you are registering the sale of 22 million shares of common stock by the selling stockholders. Given the size relative to the number of shares outstanding held by non-affiliates, relationship of certain selling stockholders to the company and the fact that there is currently no market for your common shares, it appears that the selling stockholders may be acting as a conduit for the company in an indirect private offering. Therefore, please identify the selling stockholders as underwriters on the prospectus cover page and throughout the prospectus, such as in the Plan of Distribution section. If you disagree with our analysis, please advise us of your basis for determining that the transaction is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, as well as any other factors you deem relevant.

Response: The Company respectfully disagrees that the selling stockholders are acting as a conduit for the Company in an indirect private offering, and has therefore not identified the selling stockholders as underwriters on the prospectus cover page and throughout the prospectus. The Company has based its determination on the following factors:

●	each selling stockholder who purchased shares of the Company’s common stock directly from treasury has held their shares since at least December 11, 2011, apart from Gregory Neely and Gary Sawicki;

●	Gregory Neely, the Company’s former officer and director, has held 2,500,000 of the 3,831,380 shares of common stock being registered directly on his behalf since before October 31, 2008, and received the remaining 1,331,380 shares in instalments of 999,580 on September 26, 2012 and 331,800 on April 15, 2013 in exchange for the forgiveness of notes payable;

●	during his time as an officer and director of the Company (Secretary and Treasurer from November 2007 until the Closing Date; President, Chief Financial Officer and Principal Accounting Officer from June 18, 2012 to the Closing Date; director from November 2007 to November 29, 2013), Mr. Neely did not receive any salary or other compensation from the Company;

●	Gary Sawicki, the one U.S. investor described in the “Selling Security Holders” section of the prospectus who purchased shares of the Company’s common stock directly from treasury, invested a total of $31,950 on seven separate occasions between May 14, 2012 and March 8, 2013;

●	Stephen Dewingaerde, the Company’s former officer and director, has held the 3,500,000 shares of common stock being registered on his behalf since before October 31, 2008, and did not receive any salary or other compensation from the Company during his time as an officer and director (President and director from November 2007 to May 4, 2012);

●	each selling stockholder who acquired shares of the Company’s common stock directly from treasury paid for their shares in cash;

●	each of the Tropic Spa Shareholders other than me who received preferred shares of Subco in exchange for the acquisition of their common shares of Tropic Spa on the Closing Date paid for their Tropic Spa shares entirely in cash;

●	all of the common shares of Tropic Spa underlying the shares of the Company’s common stock issuable upon the exchange of preferred shares of Subco and being registered on behalf of the Tropic Spa shareholders, were originally acquired by such shareholders from Tropic Spa prior to October 28, 2011;

●	on a fully-diluted basis, I am the only affiliate on whose behalf shares of the Company’s common stock are being registered;

●	the 22,719,878 shares of common stock being registered only represent approximately 25% of the Company’s issued and outstanding shares on a fully diluted basis; and

●	none of the selling stockholders is in the business of underwriting securities.

Based on the forgoing, it is the Company’s opinion that under all the circumstances, none of the selling stockholders is acting as a conduit for the Company.

* * * * *

On behalf of the Company, I acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.

Yours truly,

/s/ John Marmora
John Marmora